NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

R. Hobman Securities, Inc. (the "Company") was incorporated in Nevada on January 27, 1995. On October 30, 2008, the Company was registered as a broker/dealer in the state of Arizona. The Company was formed to provide general securities broker/dealer services to investors in securities and other investments. The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 and is a licensed member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in consulting activities for two broker/dealers. Commissions for these activities are remitted directly to the two broker/dealers, in turn, they remit the agreed-upon percentage to the Company for its consulting services. The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934, as the Company conducts business on a fully disclosed basis with other broker/dealers. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

Registration

The Company must register with state departments which govern compliance with securities laws for states in which it does business. The Company generates a substantial amount of commission income in the state of Arizona. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

Concentration of Credit Risk

Cash and cash equivalents

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant credit risk related to these deposits.

Customers

No allowance for uncollectible amounts has been provided. Management has evaluated the accounts and believes they are fully collectible.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

For the year ended December 31, 2015, two broker/dealers accounted for 100% of the Company's commissions revenue. As of December 31, 2015, commissions receivable from one of the two broker/dealers totaled 100% of the total commissions receivable balance. A significant reduction in sales to, or the inability to collect receivables from, one of these customers could have a material adverse impact on the Company.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximate fair value.

Revenue Recognition

Commission revenues from securities transactions are recognized as earned.

Income Taxes

The Company has elected to be taxed as a qualified subchapter S corporation under the Internal Revenue Code and under the tax laws of the State of Arizona, pursuant to which taxes on income of the Company are the responsibility of the shareholder. Under this election, the Company's taxable income or loss flows through to the shareholder's federal and state income tax returns. The State of Arizona imposes a $50 minimum tax per year only if the Company has income subject to tax at the federal level. As the Company does not have income subject to tax at the federal level in 2015, it is not subject to the minimum tax imposed by the State of Arizona.

The Company recognizes any uncertain income tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than 50% likelihood of being sustained. There are no unrecognized tax benefits as of the date of adoption. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had $0 accrued for interest and penalties on its statement of financial condition at December 31, 2015.

The Company is subject to taxation in the U.S. and Arizona. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2011.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized in the statement of income.

Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the expected future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized and measured using the fair value of the related asset. No impairment charge was incurred during the year ended December 31, 2015. There can be no assurance, however, that market conditions will not change or demand for the Company's services will continue, which could result in impairment of long-lived assets in the future.

Fair Value of Financial Instruments

At December 31, 2015, the Company's financial instruments include cash and cash equivalents, commissions receivable and accounts payable and accrued expenses. The carrying amount of cash and cash equivalents, commissions receivable, and accounts payable and accrued expenses approximates fair value due to the short-term maturities of these instruments.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include, but are not limited to, the collectability of receivables and the recoverability of long-lived assets. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the statement of financial condition date and through the date of issuance of these financial statements, which would require inclusion or disclosure in its financial statements.

NOTE 2 – PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and are summarized by major classification as follows at December 31, 2015:

		Useful Life
Computer Equipment	$ 64,629	5
Furniture and Fixtures	29,924	7
Software	40,875	3
	135,428	
Less: accumulated depreciation	(129,933)	
Property and equipment, net	$ 5,495	

Depreciation expense for the year ended December 31, 2015 was $458.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company leases office space from its shareholder on an annual renewable basis (see Note 4). The Company paid $7,685 in occupancy costs during 2015. In addition, the Company pays for the shareholder's vehicle lease, totaling $8,223 in 2015 (see Note 4). The Company paid consulting expense of $18,440 to related parties.

NOTE 4 – COMMITMENTS

Operating Leases

The Company pays for a shareholder vehicle lease under a non-cancelable operating lease expiring in April 2018. The Company also pays 33% of a non-cancelable shareholder facility lease for its office space, expiring in June 2016. Approximate annual future minimum rental payments are as follows:

Years Ending
December 31,

2016	$ 8,000
2017	5,900
2018	2,000
	$15,900

Total expense paid by the Company under these shareholder leases was $13,531 for the year ended December 31, 2015.

NOTE 4 – COMMITMENTS (CONTINUED)

Indemnities and Guarantees

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officer, under which the Company may be required to indemnify the officer for liabilities arising out of his employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

NOTE 5 – RETIREMENT PLAN

The Company adopted a Simplified Employee Pension Plan Individual Retirement Account retirement plan (the "Plan") effective January 1, 1999. The Plan covers all employees who are at least 21 years of age with three years of service. The Company's contribution is based on 15% of eligible salary for each eligible employee. During the year ended December 31, 2015, the Company did not make any contributions to the Plan because the sole employee has reached the age where he is required to take withdrawals.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2015, under the most restrictive requirement, the Company had net capital of $76,072 which was $71,072 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.05 to 1.

NOTE 7 – RESERVE REQUIREMENTS AND POSSESSION AND CONTROL STATEMENT FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934, as the Company engages in consulting activities, it does not carry customer accounts and it does not hold customer securities or cash. Because of such exemption, the Company is not required to prepare a determination of reserve requirements or possession and control statement for brokers and dealers required by Rule 17a-13 and Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.